June 30, 2016

BY EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Laura Nicholson, Special Counsel

Re:	Alliance MMA, Inc. Draft Registration Statement on Form S-1 Submitted May 12, 2016 CIK No. 0001674227

Ladies and Gentlemen:

On behalf of Alliance MMA, Inc. (the “Company” or “Alliance”), enclosed are two copies of the Company’s amended Draft Registration Statement on Form S-1, one of which is marked to show changes from the Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission on May 12, 2016. The revisions to the Draft Registration Statement are made primarily in response to the comments of the staff of the Commission set forth in the staff’s comment letter of June 8, 2016. Other changes are intended to update, clarify and supplement the information contained in the Draft Registration Statement as originally submitted.

Set forth below are the Company’s responses to the staff’s comments. The headings and paragraph numbers below correspond to the headings and paragraph numbers used in the comment letter and, for ease of reference, the staff’s comments appear in bold italicized text.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Neither the Company nor anyone authorized to do so on its behalf has presented any written communication, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act in connection with the proposed offering. To the extent that the Company, or anyone authorized on its behalf, presents any such written communications to potential investors prior to the effectiveness of the Company’s registration statement, the Company will provide copies of such communications to the Commission for review.

Securities and Exchange Commission

June 30, 2016

2.	Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

The Company does not intend to include any additional pictures or graphics in the preliminary prospectus. In the event that additional pictures or graphics are included, the Company will provide copies thereof to the Commission prior to printing and distributing the preliminary prospectus.

Prospectus Cover Page

3.	Please tell us whether you intend to circulate a preliminary prospectus, and tell us when you intend to determine the offering price of the common stock. In that regard, we note your disclosure that “[i]t is currently estimated that the initial public offering price per share will be $4.50.”

The Company intends to circulate a preliminary prospectus prior to effectiveness of the Company’s registration statement, and to make a final determination of the public offering price when it submits a request for acceleration of the effectiveness of the registration statement. The quoted language noted in the above comment has been deleted from the cover page of the prospectus.

4.	We note your disclosure on pages 55, 59 and 62 about a possible underwriter’s over-allotment option. If such an arrangement exists, please indicate that here and disclose the amount of additional shares that the underwriter may purchase under the arrangement. Refer to Item 501(b)(2) of Regulation S-K.

The Company has revised the outside front cover page of the prospectus to indicate that the over-allotment option exists and to disclose the amount of additional shares of the Company’s common stock that the underwriter may purchase pursuant to the arrangement.

Prospectus Summary, page 1

Our Company, page 1

5.	Please revise your filing to distinguish between your historical operations and your planned future operations. For example, we note your disclosure that “Alliance has created a developmental league for professional MMA fighters and a feeder organization to the Ultimate Fighting Championship” by combining the Target Companies. As the Target Companies have not been combined yet, please revise this statement to reflect that it is your intention to create a developmental league and feeder organization as discussed in other sections of the prospectus. As another example, you state on page 3 that by conducting over 65 events annually and sending a number of fighters to elite promotions such as the UFC and Bellator, you “are able to” guarantee multiple fights to top prospects and attract high-quality fighters. Please revise to clarify whether this statement reflects historical operations or planned future operations.

The Company has revised the Draft Registration Statement to clarify the distinction between historical operations and the Company’s planned future operations.

Securities and Exchange Commission

June 30, 2016

6.	Please disclose which of the Target Companies is ranked in the top 40 of regional MMA promotions internationally. Also, disclose who determined the rankings and briefly discuss how they were determined.

The Company has revised the Draft Registration Statement to disclose which Target Companies are ranked in the top 40 of regional MMA promotions internationally, who determined the rankings and how the rankings were determined.

The MMA Industry, page 3

7.	Please provide the sources for the data provided in the second paragraph in this section, and in the third paragraph and the first and last sentence of the fourth paragraph on page 33 in the Business section that begins on page 32.

The Company has revised the Draft Registration Statement to provide the sources for the data described in the above comment.

Risks Related to Our Business, page 7

8.	Please include risk factor disclosure regarding potential liability in the event of accidents or injuries occurring during your events, or tell us why this does not present a material risk.

The Company has revised the Draft Registration Statement to include a risk factor addressing the Company’s potential liability in the event of an accident or injury occurring during an event promoted by the Company.

Use of Proceeds, page 18

9.	We note that you have identified the use of only a portion of the proceeds from this offering. Please state the principal purposes for which the net proceeds are intended to be used and the approximate amount to be used for each such purpose. Please also revise to indicate the order of priority of the listed purposes and discuss your plans if substantially less than the maximum proceeds are obtained. Refer to Item 504 of Regulation S-K.

The Company has revised the Draft Registration Statement to list the principal purposes for which the net proceeds are intended to be used and the approximate amount to be used for each purpose. In addition, the Company has revised the Draft Registration Statement to indicate the order of priority of the listed purposes, and to include a discussion of the Company’s plans if substantially less than the maximum proceeds is obtained.

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 24

Note 3: Identifiable Intangible Assets, page 26

10.	We note that customer contracts and relationships, select employment arrangements and non-compete agreements, as well as the intellectual property rights of video libraries compose the significant majority of intangible assets for businesses in your industry. We also note disclosure in Note 2 that you have assigned value to the above intangible assets; however, the table on page 26 designates the total amount allocated to intangible assets as intellectual property associated with video libraries. Please tell us why a portion of the purchase price has not been allocated to intangible assets separate from goodwill for any of the above assets in accordance with ASC 805-20-25-10.

The Company has revised the table under Note 3 – Identifiable Intangible Assets to provide the valuations that the Company ascribes to the video libraries, the customer and venue relationships and the ticketing software.

Securities and Exchange Commission

June 30, 2016

Management’s Discussion and Analysis, page 28

11.	Please revise to present the information required by Item 303 of Regulation S-K for Alliance MMA, Inc. (since inception), for each of the target companies, and then a on a pro forma basis to discuss the combination of the entities for all periods presented.

The Company has revised the Management’s Discussion and Analysis to present detailed information for each of the target companies.

Business, page 32

Our Strategy, page 34

12.	If material, please disclose the terms of any contract to which any of the Target Companies is a party. For example, we note your references in this section to established television arrangements and multi-fight agreements.

The Company has revised the Draft Registration Statement to disclose the terms of all material contracts to which any Target Company is a party, including those related to television arrangements and fighter agreements, and has attached each such contract to the Draft Registration Statement as an exhibit.

Acquisition of Target Companies’ Businesses, page 36

13.	We note your disclosure that the purchase price for each business you are acquiring will be subject to upward adjustment in the event that such business exceeds certain gross profit thresholds agreed upon by you and the related Target Company. Please disclose the relevant gross profit thresholds for each business, or tell us why you do not believe that such information is material.

The Company has revised the Draft Registration Statement to disclose the gross profit threshold for each Target Company.

14.	We note your statement that Mr. Schneider has committed to generating at least $100,000 in net income from the Cage Tix business in 2016. Please revise to describe the nature of this commitment, and whether it is enforceable.

The Company has revised the Draft Registration Statement to delete this statement on the basis that Mr. Schneider’s commitment is not legally enforceable and, therefore, not material to a potential investment decision concerning the Company’s securities.

Securities and Exchange Commission

June 30, 2016

Acquisition of Certain Media Fight Libraries, page 38

15.	Please disclose what Sherdog is in this section.

The Company has revised the Draft Registration Statement to describe Sherdog.com.

Summary of the Terms of the Acquisition Agreements, page 40

16.	We note your disclosure regarding the executive employment agreements that you will enter into in connection with the acquisitions of the Target Companies. We also note your disclosure that you may terminate an executive employment agreement “only for cause which will include the failure to achieve certain gross profit targets for the regional promotion that the executive is overseeing.” However, such disclosure does not appear to be consistent with the form employment agreements filed with the asset purchase agreements. For example, such agreements contemplate amounts payable to the executives upon termination without cause, and do not appear to contemplate termination upon failure to achieve gross profit targets. Please revise or advise.

The Company has revised the Draft Registration Statement to disclose more fully the terms of the executive employment agreements, including provisions relating to termination with and without cause.

17.	Please file the trademark license agreement referenced in this section.

The trademark license agreements have been submitted as exhibits to the asset purchase agreements filed as Exhibits 10.2 to 10.7, respectively, and to the agreement and plan of merger filed as Exhibit 10.10.

Facilities, page 42

18.	Please disclose the material terms of the lease agreements that you will assume when you acquire the Target Companies if such leases are material.

The Company will assume a single month-to-month lease which the Company does not believe is material to a potential investment decision concerning the Company’s securities.

Management, page 43

19.	We note your disclosure that Messrs. Gracie, Shefts, Tracy and Watson will become directors upon the closing of the offering. Please file consents for Messrs. Gracie, Shefts, Tracy and Watson. Refer to Rule 438 under the Securities Act of 1933.

The Company will file consents for each of its directors with the public filing of the Company’s registration statement.

20.	Please disclose the term of office for each director and officer and describe briefly any arrangement or understanding between the director or officer and any other person (naming such person) pursuant to which he or she was to be selected as a director or officer. Refer to Items 401(a) and 401(b) of Regulation S-K.

The Company has revised the Draft Registration Statement to disclose the term of office for each director and officer and, as applicable, to describe the provisions of any agreement pursuant to which such person was selected as a director or officer.

Securities and Exchange Commission

June 30, 2016

21.	With respect to Mr. Danner, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the company, in light of the company´s business and structure. Refer to Item 401(e)(1) of Regulation S-K.

The Company has revised the Draft Registration Statement to include a discussion of Mr. Danner’s specific experience, qualifications, attributes and skills leading to the conclusion that he should serve as a director for the Company.

Director Independence, page 46

22.	We note your disclosure that the Board of Directors has determined that each of your directors is independent as defined under Nasdaq Rules yet it appears that your CEO is one of your directors. Please revise or advise.

The Company has revised the Draft Registration Statement to indicate that the Company’s independent directors do not include Mr. Danner.

Compensation of Executive Officers, page 49

23.	Please describe the payments due to each of your named executive officers upon termination of employment without cause. For example, we note that your employment agreement with Paul Danner, filed as Exhibit 10.11, provides for such payments.

The Company has revised the Draft Registration Statement to describe the payments due to each of the Company’s named executive officers upon termination of employment without cause.

Principal Stockholders, page 55

24.	We note your disclosure that the percentage ownership information in the table is based on the number of common stock outstanding as of December 31, 2015. Please provide this information as of the most recent practicable date prior to your next amendment.

There has been no change to the number of shares of the Company’s common stock outstanding since December 31, 2015 to date. The Company has revised the table so that the percentage ownership information in the final prospectus will be based on the number of shares outstanding as of a date in June 2016.

Securities and Exchange Commission

June 30, 2016

Underwriting, page 62

25.	We note your disclosure of an underwriter over-allotment option. If such an arrangement exists, please indicate that here and disclose the amount of additional shares that the underwriter may purchase under the arrangement. Also, present maximum-minimum information in a separate column to the underwriter compensation table based on the purchase of all or none of the shares subject to the arrangement and describe the key terms of the arrangement in the narrative. Refer to Instruction 3 to Item 508(e) of Regulation S-K.

The Company has revised the Draft Registration Statement to disclose the number of additional shares that the underwriter may sell under the underwriting agreement upon exercising the over-allotment option and to describe the key terms of the option in the narrative. The Company has also revised the underwriter compensation table to present maximum-minimum information in a separate column.

26.	Please revise to clarify the minimum bid price to have your shares of common stock listed on the Nasdaq Capital Market. In that regard, you reference a bid price of $4.50 per share in this section, and you reference a bid price of $4.00 per share on page 13.

The Company has revised the Draft Registration Statement to clarify that the minimum bid price for listing on the Nasdaq Capital Market is $4.00.

Part II

Item 14. Indemnification of Directors and Officers, page 65

27.	We note your statement that the information provided in this section is subject to the detailed provisions of Section 145 of the DGCL. It is not appropriate to qualify your disclosure by reference to information that is not included in the prospectus or filed as an exhibit to the registration statement. Please revise accordingly.

The Company has removed the qualification noted in the above comment.

Item 15. Recent Sales of Unregistered Securities, page 67

28.	We note your disclosure that the company was formed in February 2015 and that there are 5,289,136 shares outstanding yet the only disclosure in this section discusses the shares of common stock that will be issued in connection with the acquisition of the Target Companies. Please revise or advise.

The Company has revised the Draft Registration Statement to describe the number of shares of the Company’s common stock that were issued to certain individuals at inception. The shares were issued in return for services rendered or other consideration, the value of which was determined by the Company’s Board of Directors.

Securities and Exchange Commission

June 30, 2016

Signatures, page 68

29.	There should be two parts to the signature page. The first half must be executed by an officer of the registrant on behalf of the registrant. The second half must contain the signatures of your principal executive officer, principal financial officer, and principal accounting officer or controller in their individual capacities as well as at least a majority of your board of directors. Please revise the signature page accordingly. Refer to the Signatures section of Form S-1.

The Company has revised the signature page of the Draft Registration Statement to set forth correctly the signatures that will be required when the Company publicly files the registration statement.

Exhibits

30.	Please file your escrow agreement with Signature Bank.

The Company has revised the Draft Registration Statement to indicate that the Company’s transfer agent, Transfer Online, Inc., will acts as Escrow Agent. The Company will execute an escrow agreement with Transfer Online, and file it as an exhibit to the registration statement, before the Company requests acceleration of effectiveness of the registration statement.

31.	Please file executed versions of Exhibits 10.2 – 10.13. We note that Exhibits 10.2 – 10.9 reference schedules but do not contain any schedules with the exception of Exhibit 10.6. If schedules exist for the other exhibits, please re-file these exhibits with the schedules, or tell us why you do not believe they are required to be filed. Refer to Item 601(b) of Regulation S-K.

The Company is submitting executed versions of these Exhibits with the amended Draft Registration Statement, along with complete schedules for each.

32.	Please also file the executive employment agreement entered into with Mr. Haydak as an exhibit or tell us why you are not required to do so.

The Company has not yet entered into an employment agreement with Mr. Haydak. The form of employment agreement that is contemplated is attached as Exhibit C-1 to the asset purchase agreement submitted as Exhibit 10.3 to the Draft Registration Statement.

Exhibit 10.10

33.	We note that certain schedules in this agreement refer to attachments which are not included. Please re-file or advise as to why you do not believe that they are required to be filed.

The Company is re-submitting Exhibit 10.10 to include attachments to the agreement.

Securities and Exchange Commission

June 30, 2016

Exhibit 10.13

34.	We note that there is a Schedule A referenced in this promissory note but no Schedule A is attached. Please re-file or advise.

The Company is re-submitting Exhibit 10.13 to include Schedule A to the promissory note.

Financial Statements

35.	We note that you consider Alliance MMA, Inc. the acquiring entity in the proposed acquisitions of the target companies. Please tell us how you made this determination in accordance with the guidance in ASC 805-10-55-13 through 15.

It appears that Bang Time Entertainment, LLC, CFFC Promotions, LLC, and Go Fight Net, Inc. may be co-predecessors to Alliance MMA, Inc. based on their size relative to the combination of the target companies. As co-predecessors, information required in accordance with Rule 8-01 of Regulation S-X would be required to be provided in the Form S-1 and future periodic reports. Please advise as to your consideration of this matter.

We note that you have labeled the pro forma financial statements giving effect to the transactions with the target companies as “combined.” This label refers to financial statements of a combined group of commonly controlled entities or commonly managed entities presented as those of a single economic entity. Please revise.

A. Acquiring Entity Analysis. The Company determined that Alliance MMA, Inc. is the acquiring entity for accounting purposes in the proposed acquisition (which is characterized for accounting purposes as a “business combination”) based on its consideration of the factors described in ASC 805-10-55-11 through 15, as required by ASC 805-10-25-5 and ASC 805-10-55-10. Set forth below is a summary of management’s analysis of the guidance provided in ASC 805-10-55-11 through 15 for purposes of this determination.

ASC 805-10-55-11

ASC 805-10-55-11 provides that, in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. Alliance will effect a transaction with each of the Target Companies by transferring cash and issuing stock to the Target Company in return for its operating assets. The aggregate amount of cash that will be paid by Alliance for the businesses of the Target Companies is $1.6 million, which will constitute a significant portion of its cash on hand following the public offering of its common stock. The transfer of cash in connection with the combination supports the determination that Alliance is the acquiring entity.

ASC 805-10-55-12

ASC 805-10-55-12 states that, in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. With respect to the Target Companies other than GFL, there will not be an exchange of equity interests, but rather, in addition to the cash payment noted above, the issuance by Alliance of shares of common stock to the Target Companies in exchange for the businesses being acquired. With respect to GFL, Alliance will acquire through a merger all of the outstanding shares of GFL for cash and newly-issued stock. As the only entity that will issue equity interests in the transaction, Alliance should be deemed the acquiring entity.

Securities and Exchange Commission

June 30, 2016

There are, however, other facts and circumstances that must be considered in identifying the acquirer in a business combination under ASC 805-10-55-12, as discussed below. The applicable subparagraphs of ASC 805-10-55-12 appear in bold.

a.	The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity.

Following the proposed acquisition of the businesses of the Target Companies, the current owners of Alliance will own between 68% (minimum offering) and 62.3% (maximum offering) of Alliance’s voting equity, and the owners of the Target Companies will collectively own between 17.71% (minimum offering) and 13.78% (maximum offering) of such equity. The balance of the equity will be held by the investors in the proposed public offering. Alliance is the combining entity whose owners retain a majority of the voting rights in the combined entity, once again strongly supporting the determination that Alliance is the acquiring entity.

b.	The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

Alliance’s directors and officers as a group currently hold 15.08% of its voting equity and, post-acquisition, will hold 12.93% (minimum offering) and 10.05% (maximum offering). By contrast, the largest minority interest held by a Target Company (in this case, CFFC) would be 6.04% (minimum offering) and 4.70% (maximum offering). Alliance’s directors and officers currently hold the largest minority voting interest in Alliance and, following the acquisition, would continue to hold the largest minority interest as between Alliance and any of the Target Companies. The significant minority interest held by Alliance’s pre-acquisition officers and directors, combined with the composition of the combined entity’s Board of Directors as discussed below, support the determination that Alliance is the acquiring entity in the transaction.

c.	The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

The owners of Alliance’s voting equity prior to the acquisition will own a majority of the voting equity of the combined entity following the offering, and therefore will have the power to elect, appoint or remove a majority of the members of the Board of Directors following the proposed acquisition. It should be noted that none of the owners or management of the Target Companies will be represented on the Board. These factors strongly support the determination that Alliance is the acquiring entity.

Securities and Exchange Commission

June 30, 2016

d.	The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity.

Following the proposed acquisition, the combined entity’s Board of Directors, who will have been elected by the pre-acquisition Alliance stockholders, will appoint individuals to serve in senior management positions. The current Chief Executive Officer of Alliance, Paul Danner, and its Chief Financial Officer, Frank Gallagi, will continue in those roles following the proposed acquisition. The only anticipated addition to senior management post-acquisition will be Robert Haydak, the former Chief Executive Officer of CFFC, who will serve as the combined entity’s President. Other affiliated persons of the Target Companies will act as Regional Vice Presidents overseeing the day-to-day operations of each Target Company, but will not constitute “senior management” of the combined entity. Moreover, as mentioned above, none of the former owners, officers or directors of any of the Target Companies will serve on the combined entity’s Board of Directors. This factor strongly supports the determination that Alliance is the acquiring entity.

e.	The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the precombination fair value of the equity interests of the other combining entity or entities.

In purchasing the businesses of the Target Companies for an aggregate of $7.8 million, Alliance will pay a substantial premium over its estimate of the precombination fair value of the Target Companies. The purchase price to be paid by Alliance will represent an amount that is equal to approximately 61 times the aggregate net income of the Target Companies, or approximately $126,00. By way of comparison, the purchase price for the recently-announced purchase of the UFC, which is widely-reported to be $4.2 billion, reflects a multiple of approximately 27 times the UFC’s 2015 net income, as reported by Sherdog.com, of $167 million. Applying this multiple to the purchase of the Target Companies’ businesses would result in a purchase price of approximately $3.4 million, or $4.4 million less than the price contemplated by the proposed acquisition. Accordingly, Alliance believes it is paying a significant premium over the precombination fair value of the Target Companies. The payment of a significant premium in acquiring the businesses of the Target Companies by Alliance further supports the determination that Alliance is the acquiring entity.

ASC 805-10-55-13

ASC 805-10-55-13 provides that the acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. While the Target Companies are each larger than Alliance by any of the foregoing measures, we believe that the control of the post-acquisition entity by Alliance by its existing stockholders, and the continuation of its Board of Directors and senior management for the combined entity, are circumstances that lessen the importance of this factor in the accounting acquirer analysis. Moreover, as discussed below, 805-10-55-15 indicates that an entity such as Alliance, which was organized for the specific purposes of identifying and acquiring the Target Companies, may be the acquirer if it transfers cash as consideration, which is the case here. As a result, Alliance does not believe that the relative size of the combining entities is a dispositive factor in the determination of the accounting acquirer.

Securities and Exchange Commission

June 30, 2016

ASC 805-10-55-14

ASC 805-10-55-14 states that, in a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities. Clearly, Alliance initiated the combination in that it was formed for the purpose of identifying and acquiring businesses such as those operated by the Target Companies, and did in fact identify and negotiate the terms of the acquisitions on an arm’s-length basis with each Target Company. In addition, and perhaps more importantly, Alliance originated the concept of a pan-regional MMA production company acting as a developmental “feeder” to the UFC and other larger MMA production companies, and approached each Target Company with the opportunity to pursue that vision. Therefore, and notwithstanding once again the relative size of the combining entities, this factor supports the determination that Alliance is the acquiring entity.

ASC 805-10-55-15

As noted above, ASC 805-10-55-15 provides that a new entity that is formed to effect a business combination may be the acquiring entity if it transfers cash as consideration. Once again, Alliance will be transferring $1.6 million in cash as consideration in the proposed acquisition and so may be the acquiring entity under ASC 805-10-55-15.

Conclusion

Based on the foregoing analysis, including the transfer of cash by Alliance as part of the purchase price for the Target Companies’ respective businesses, the issuance by Alliance of equity representing the balance of the purchase price, the ownership of a majority of the voting equity of the combined entity by the existing stockholders of Alliance, the continued service of Alliance’s officers and directors in the combined entity, the large minority interest held by Alliance’s officers and directors as a group in the combined entity, the inability of any of the former management or equity holders of the Target Companies to make or influence decisions for the combined entity without the support of the Board of Directors (the members of which will be elected by the existing stockholders of Alliance), the significant premium Alliance believes it will pay over the pre-combination fair market value of the Target Companies, and the initiation by Alliance of negotiations with each Target Company based on a unique business plan originated by Alliance, the Company has concluded that Alliance should be the acquirer for accounting purposes under ASC 805 following the proposed acquisition.

B. Predecessor Status. The Company has included in the Draft Registration Statement financial statements for each of the Target Companies and will include financial statements for each Target Company through the date of the proposed acquisition in each of its future periodic filings, as required by Regulation S-X.

C. Pro Forma Financial Statements. The Company has revised the pro forma financial statements to remove the word “combined” from the labels.

Securities and Exchange Commission

June 30, 2016

Other

36.	Please update the financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

The Company is submitting interim financial statements and related disclosures to comply with Rule 8-08 of Regulation S-X.

**********

Please feel free to contact the undersigned at (212) 599-0700 with any questions or comments.

Sincerely,

MAZZEO SONG P.C.

By:	/s/ Robert L. Mazzeo
Robert L. Mazzeo

cc:	Paul K. Danner, III
Chief Executive Officer